Exhibit 99.30

CONSENT OF A. SAVOIE

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with the annual information form of the Corporation dated March 23, 2012, which includes reference to my name in connection with information relating to the mineral resource and mineral reserve estimates for the Doyon Gold Mine.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

/s/ Armand Savoie
By: Armand Savoie
Title: Responsible for Mineral Reserves

Date: March 23, 2012